UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 18, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Reg. 2002/031431/06

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MARKET RELEASE

Sibanye receives CFIUS approval and provides Stillwater Transaction financing update

Westonaria, 18 April 2017: Sibanye is pleased to announce that on 14 April 2017 it received unconditional approval from the Committee on Foreign Investment into the United States ("CFIUS"), with respect to the proposed acquisition of Stillwater Mining Company ("Stillwater") ("the Transaction"), which was announced on 9 December 2016. All regulatory conditions required for the implementation of the Transaction have now been satisfied. The Transaction remains subject to the approval of the shareholders of Stillwater and Sibanye.

On 20 March 2017, Sibanye posted a circular outlining the background and rationale for the proposed Transaction (the "Circular") and a notice convening an extraordinary general meeting of the shareholders of Sibanye (the "General Meeting") which will be held on 25 April 2017. At the General Meeting, shareholders will be asked to vote on and approve the Transaction and certain other resolutions, including an increase in authorised share capital for the purposes of a proposed rights offer (the "Capital Increase") to optimise the Group's capital structure associated with the Transaction.

Sibanye is also pleased to provide additional information regarding the planned funding structure for the Transaction.

Equity Capital Raising Update

As per the announcement on 9 December 2016, Sibanye secured a US$2.65 billion bridge loan facility (the "Acquisition Bridge"), which was subsequently syndicated to a consortium of 16 banks in February 2017, in order to conclude the Transaction.

Following previous announcements relating to an equity capital raising, Sibanye has continued to engage extensively with its shareholders, whilst continuing to monitor fluctuations in commodity prices and exchange rates. Sibanye management and board has determined that a US$1 billion equity capital raise, through the rights offer, is optimal given current market conditions. The company also plans to raise approximately US$1 billion in debt, most likely through the bond market. Subject to market conditions, these two tranches of capital are expected to be raised during the first half of 2017, which will enable the Group to restructure the majority of the Acquisition Bridge.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

Additional Funding

In order to optimise the financing structure, ensure appropriate financial flexibility and minimise financing costs Sibanye will continue to explore other sources of long term capital that may be applied to settle the balance of the outstanding Acquisition Bridge. Additional funding is likely to be comprised of combination of capital sources, including; equity like products such as commodity streaming transactions, convertible bonds or new equity issued under the Group's general authority, as well as debt instruments such as bank debt and bonds. The balance of this funding is expected to be completed before the end of 2017.

General Meeting

The salient dates and times relating to the General Meeting remain as previously communicated in the Circular and are set out below for ease of reference:

Last day and time to lodge forms of proxy with the Transfer Secretaries, by 09:00 (CAT)	Friday, 21 April 2017
General Meeting of Sibanye Shareholders at 09:00 (CAT)	Tuesday, 25 April 2017
Results of General Meeting released on SENS	Tuesday, 25 April 2017
Results of General Meeting published in the South African press	Wednesday, 26 April 2017

Forward-looking Statements

This announcement includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to expected timings of the Transaction (including completion), wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Sibanye Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements including, without limitation: Sibanye's or Stillwater's ability to complete the Transaction; the inability to complete the Transaction due to failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the merger agreement. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye's filings with the JSE and the SEC, including in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2016 and the Integrated Annual Report 2016. These forward-looking statements speak only as of the date of this announcement. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.

Additional Information and Where to Find It

This announcement does not constitute the solicitation of any vote, proxy or approval. In connection with the Transaction, Sibanye has posted the Circular to its shareholders and Stillwater has filed with the Securities and Exchange Commission (the "SEC") relevant materials, including a proxy statement. The Circular and other relevant documents have been sent or otherwise disseminated to Sibanye's shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE CIRCULAR AND OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The proxy statement and other relevant documents have been sent or otherwise disseminated to Stillwater's shareholders and contain important information about the Transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT THAT HAS BEEN FILED AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Sibanye shareholders may obtain free copies of the Circular by going to Sibanye's website at www.sibanye.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater's website at www.stillwatermining.com.

Participants in the Solicitation

Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye's and Stillwater's respective shareholders in connection with the Transaction. Sibanye's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2016, which was filed with the SEC on 4 April 2017. Stillwater's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater's Annual Report on Form 10-K for the fiscal year ended 31 December 2016, which was filed with the SEC on 16 February 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Transaction is included in the proxy statement that Stillwater has filed with the SEC.

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements.

Ends.

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 18, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer